SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Leaf Group Ltd.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

52177G102
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 16 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52177G102	13G/A	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XI, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,948,287 Shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 2,948,287 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,948,287 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.25%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 52177G102	13G/A	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Oak Associates XI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,948,287 Shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 2,948,287 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,948,287 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.25%
12	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 52177G102	13G/A	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Oak Investment Partners XII, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,299,643 shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 1,299,643 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,299,643 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 52177G102	13G/A	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Oak Associates XII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,299,643 shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 1,299,643 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,299,643 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12	TYPE OF REPORTING PERSON OO-LLC

CUSIP No. 52177G102	13G/A	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Oak Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,247,930 shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 4,247,930 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,930 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.21%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 52177G102	13G/A	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Bandel L. Carano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,247,930 shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 4,247,930 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,930 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.21%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 52177G102	13G/A	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Edward F. Glassmeyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,247,930 shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 4,247,930 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,930 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.21%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 52177G102	13G/A	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Fredric W. Harman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,247,930 shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 4,247,930 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,930 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.21%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 52177G102	13G/A	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Ann H. Lamont
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,247,930 shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 4,247,930 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,247,930 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.21%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 52177G102	13G/A	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON Grace A. Ames
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,299,643 shares of Common Stock
	6	SHARED VOTING POWER 0 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 1,299,643 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,299,643 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 52177G102	13G/A	Page 12 of 16 Pages

Item 1(a).	NAME OF ISSUER
Leaf Group Ltd.

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
1655 26th Street
Santa Monica, CA 90404

Item 2(a).	NAME OF PERSON FILING

Oak Investment Partners XI, Limited Partnership ("Oak XI")

Oak Associates XI, LLC

Oak Investment Partners XII, Limited Partnership ("Oak XII")

Oak Associates XII, LLC

Oak Management Corporation ("Oak Management")

Bandel L. Carano
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
Grace A. Ames

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
c/o Oak Management Corporation
901 Main Avenue, Suite 600
Norwalk, CT 06851

Item 2(c).	CITIZENSHIP
Please refer to Item 4 on each cover sheet for each filing person.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP NUMBER
52177G102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 52177G102	13G/A	Page 13 of 16 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP
The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is hereby incorporated by reference.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon approximately 26,197,583 shares of Common Stock outstanding as of October 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed with the Securities and Exchange Commission on November 7, 2019.

Oak Associates XI, LLC is the general partner of Oak XI. Oak Management is the manager of Oak XI. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont are the managing members of Oak Associates XI, LLC, and, as such, may be deemed to possess shared beneficial ownership of the shares of Common Stock held by the Oak XI.

Oak Associates XII, LLC is the general partner of Oak XII. Oak Management is the manager of Oak XII. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, and Grace A. Ames are the managing members of Oak Associates XII, LLC and, as such, may be deemed to possess shared beneficial ownership of the shares of Common Stock held by Oak XII.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

CUSIP No. 52177G102	13G/A	Page 14 of 16 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Not applicable.

CUSIP No. 52177G102	13G/A	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.

DATE: January 23, 2020

Entities: Oak Investment Partners XI, Limited Partnership Oak Associates XI, LLC Oak Investment Partners XII, Limited Partnership Oak Associates XII, LLC Oak Management Corporation

/s/ Edward F. Glassmeyer
Name:	Edward F. Glassmeyer
Title:	General Partner or Managing Member or attorney-in-fact for the above-listed entities

Individuals: Bandel L. Carano Edward F. Glassmeyer Fredric W. Harman Ann H. Lamont Grace A. Ames

/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, individually and as attorney-in-fact for the above-listed individuals

CUSIP No. 52177G102	13G/A	Page 16 of 16 Pages

INDEX TO EXHIBITS

EXHIBIT A - Joint Filing Agreement (previously filed)

EXHIBIT B - Power of Attorney (previously filed)